UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on FPSO for Parque das Baleias Integrated Project

—

Rio de Janeiro, February 7, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on November 12, 2021, informs that today it signed the contracts with the companies Yinson Bergenia Production B.V. and Yinson Bergenia Serviços de Operação LTDA, both from Yinson Production PTE Ltd. Group, for the chartering and provision of services of the Maria Quitéria FPSO for the Parque das Baleias Integrated Project, to be installed in the Jubarte Field, located in the north of Campos Basin. The contracts follow the same parameters of the letters of intent signed in November 2021. The unit is expected to start production in the fourth quarter of 2024.

The unit will have the capacity to process 100 thousand barrels of oil and 5 million m3 of gas per day. The chartering and service contracts will last 22 years and 6 months from the unit's final acceptance.

The project foresees the interconnection of 17 wells to the FPSO, nine of them oil producers and eight water injectors.

About the Parque das Baleias Integrated Project

The Parque das Baleias area is formed by the Jubarte, Baleia Anã, Cachalote, Caxaréu, Pirambú and Mangangá fields. The first field, Jubarte, was discovered in 2001. In 2019, Petrobras and the National Agency of Petroleum, Natural Gas and Biofuels (ANP) entered into an agreement to extend the concession term until 2056 for the new unified Jubarte field, which makes it possible to implement the new production system of the Parque das Baleias Integrated Project, in addition to complementary projects in the area. Currently, four platforms are in operation: P-57, P-58, Cidade de Anchieta FPSO, and Capixaba FPSO, this latter operating only until 2022.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer